POWERHANDZ™

TRAIN WITH PURPOSE

ATHLETIC TRAINING | REHABILITATION | TECHNOLOGY


POWERHANDZ®



EXECUTIVE SUMMARY

"

POWERHANDZ IS A GLOBAL COMPANY WITH THREE AREAS OF FOCUS: ATHLETIC TRAINING PRODUCTS, TECHNOLOGY AND REHABILITATION.

MISSION

TO HELP ATHLETES AND PATIENTS WITH SKILL DEVELOPMENT, INJURY PREVENTION AND INJURY RECOVERY.

VISION

POWERHANDZ PRODUCTS ARE USED TO ENHANCE THE LIVES OF PEOPLE IN EVERY SCHOOL, TRAINING FACILITY AND SPORTS & REHABILITATION CLINIC AROUND THE WORLD.



FOUNDERS



DARNELL JONES
CO-FOUNDER

As a former professional athlete, Darnell Co-Founded and invented POWERHANDZ's first training product. As an entrepreneur and leader, Darnell successfully sold his first company in 2014 along with assisting several other start-up companies from inception to acquisition.



DANYEL SURRENCY JONES
CO-FOUNDER AND CEO

As CEO and Co-Founder of POWERHANDZ Inc., Danyel has more than 17 years of leadership experience. Previously, she held executive roles in marketing, sales, operations, and communications for leading medical device companies. MBA and Wharton Marketing Leadership Graduate.



THE PROBLEM

PERFORMANCE, INJURY PREVENTION & INJURY RECOVERY

How can you work on skill development and strength training at the same time?

How can we improve performance & recovery in one of the most significant parts of the human anatomy?

How can we provide analytics to athletes and patients to show those improvements?

POWERHANDZ®

THE
SOLUTION



PH WEIGHTED GLOVES

POWERHANDZ Weighted Gloves provide added resistance to help strengthen hand and arm muscles. Depending upon the sport or musculoskeletal issue, the weight on the top of the hand and the palm material is customized to fit the ergonomics of the sport or rehabilitation need.

- Basketball
- Football
- Boxing / MMA
- Baseball / Softball
- Fitness
- Musculoskeletal injuries of the Hand and Fingers, Wrist and Shoulder

GPM: 83% Non-Tech

NPM: 65% Non-Tech

Retail: $69.99 Non-Tech


POWERHANDZ®

THE SOLUTION



DRIBBLESLEEVE

Removable basketball wrap is placed around the circumference of a basketball, decreasing control when dribbling or catching the ball.

GPM: 83%
Retail: $19.99



POWERARCH

The POWERARCH is a first of its kind training accessory designed to force a ball handler on the basketball court to stay low with their dribble.

GPM: 72%
Retail: $24.99



POPUP DEFENDER

POWERHANDZ POPUP DEFENDER is a compressed, collapsible 3-foot-5 statue that can be used as a defender for basketball, football and soccer.

GPM: 74%
Retail: $34.99



POWERHANDZ®

POWERHANDZ LIFE TIME CUSTOMER

IMPACTING THE LIFE CYCLE OF AN ATHLETE

PERFORMANCE
- STRENGTH & CONDITIONING

INJURY PREVENTION
- HAND SPEED

INJURY RECOVERY
- GRIP STRENGTH

MARKET PROJECTIONS

SPORTING GOODS & REHABILITATION

US SPORTING GOODS MARKET

REHABILITATION DEVICE/ EQUIPMENT MARKET

$10.5 BILLION — 2016

$17.5 BILLION — 2019

$75 BILLION — 2020

$73 BILLION — 2019

$71 BILLION — 2018

$69 BILLION — 2017

$67 BILLION — 2016

$63 BILLION — 2015



DISTRIBUTION MODEL

ATHLETIC CONSUMER   **REHAB CONSUMER**

CONSUMER

RETAIL
Target
Dick's Sporting Good
Academy Sports

MEDICAL SUPPLY
Cardinal
Medline

ECOMMERCE
POWERHANDZ.COM
Amazon.com
Walmart.com
Dicks.com

APP SUBSCRIPTIONS

TRADE SHOWS
APTA, AOTA, ASHT
CONFERENCES

AFFILIATE PROGRAM
Over 150 Active Affiliates
Independent Sales Reps

CY 2022   45% = ATHLETIC / 46% = REHABILITATION / 9% = APP

OUR
MILESTONES

SOLD IN > 81 COUNTRIES

$2.6 MILLION IN TOTAL REVENUE SINCE 2014

3 CERTIFIED MANUFACTURERS

SOCIAL MEDIA REACH > 80 MILLION FOLLOWERS

> 55K UNITS SOLD

> 300 YOUTH CAMPS/CLINICS ANNUALLY

POWERHANDZ®

COMPETITIVE ADVANTAGE

 **3 FULLY PATENTED PRODUCTS**

 **3 TRADEMARKS COMPLETED**

 **5 PATENT PENDING PRODUCTS**

 **DESIGN & BRAND RECOGNITION**

 **LATEST TECHNOLOGY**

 **MULTI VERTICALS**



PATENT STATUS REPORT

Matter ID	Country	Title	Patent No	Status
4839.2.2NP	US	Gloves (Non-Provisional Patent Granted)	525958	Issued
4839.2.2EPO	Europe	Gloves	14858352.9	Pending
4839.2.2PHL	Philippines	Gloves	1–2016–500799	Pending
	US	Dribble Sleeve	6,398,677	Issued
4839.2.3CAN	Canada	Dribble Sleeve	2,935,668	Pending
4839.2.3EPO	Europe	Dribble Sleeve	14877398.9	Pending
4839.2.3PKN	Pakistan	Dribble Sleeve	2016	Pending
4839.2.3PHL	Philippines	Dribble Sleeve	1–2016–501309	Pending
4839.2.5NP	US	Exercise Training System	427558	Pending
	US	Power Arch	8.075,425 B2	Issued
4839.3.2STM	US	POWERHANDZ Name	586610	Trademarked
4839.3.3STM	US	POWERHANDZ Logo	586635	Trademarked
4839.3.4STM	US	I Only Train Monday Through Sunday Phrase	736815	Trademarked
	US	POWERHANDZ Rehab Gloves		Pending
4839.3.5	US	TRAIN WITH PURPOSE	869158	Pending

PARTNERS & CUSTOMER




















POWERHANDZ®

POWER FACTS

POWERHANDZ.COM



AVG DAILY VISITS:
932



AVG NUMBER OF PAGES:
4.24



AVG TIME SPENT:
1 MINUTE 48 SECONDS

EST YOUTUBE VIEWS
1,856,000

MEDIAN AGE RANGE:
<18-34

 # COUNTRIES VIEWS:
202





PRESS & CONSUMER FEEDBACK





THE HUFFINGTON POST

Bloomberg

MAXIM

CNBC

MODERN**mom**®





★★★★★ **Amazing tool for basketball players**

By LAKEISHA RIVERS on March 6, 2016

Size: Medium | **Verified Purchase**

I bought this for my son to improve his ball handling skills. He says that you can immediately feel the difference after one use. My hope is that with continuous use of the gloves that he will get better as he enters the next level of basketball competition.



MARKET PROJECTIONS

WHAT'S NEXT: REHABILITATION



400K

400K Physical Therapist and Occupational Therapist In The US (DataUSA 2014)



12.6M

12.6M Physician Visits for Hand and Finger, Wrist, Elbow Injuries (AAOS 2010)



500K

500K Carpal Tunnel Surgeries (NIH 2016)



POWERHANDZ®

CURRENT REHAB HAND MODALITIES

PHASE 1 - REPLACE CURRENT GRIP & WEIGHT RESISTANCE MODALITIES

Foam Ball – Grip Strength

Dumbbells-- Weight Resistance

PHASE 2 – REPLACE MANUAL PROCESS TO MEASURE GRIP STRENGTH

Dynamometer-- Measure Grip Strength











POWERHANDZ®

Case Study: POWERHANDZ Rehabilitation Weighted Glove Therapy

RESULTS: 61 PATIENTS & OT/PT FOR MULTIPLE DIAGNOSIS OF THE UPPER EXTREMITIES

THE CHALLENGE:

Injuries of the upper extremities are currently treated with dumbbells, resistance bands, clay putty and stress balls. The purpose of the patient survey is to demonstrate the efficacy and perceived change, when incorporating weighted gloves into rehabilitation therapy. Each survey was completed by a patient currently using the glove sets with their therapist. Among the survey respondents, diagnoses included hip, shoulder, and knee replacements, femur fracture, shoulder dislocation, Carpal Tunnel surgery and several others.

THE SOLUTION

The POWERHANDZ Rehabilitation Gloves [PRG] prototype has an ergonomic and functional design for clinical use. The weights are proportionately placed specifically loading the dorsal hand to address wrist extensors while permitting uninhibited use of the volar aspect of the hand. The PRG sets include a set of weighted gloves and attachable finger weights, hand weights and a power bar. This set promotes fine motor skills and coordination, proprioceptive input/feedback, neuromuscular re-education, direct strengthening of the wrist, hand, and fingers, and UE kinetic chain stabilization/sequencing. This design provides the clinician and patient with a myriad of options to rehabilitate and incorporate functional activities.

THE OUTCOME

The rehabilitation glove sets received very positive feedback from the patient and OT/PT survey. The seven question survey confirmed the design, comfort level and overall benefit of the glove sets when used with several different diagnoses. In addition, the PRG sets were determined to be a functional and sanitary modality for therapeutic intervention and protocol progression in the rehabilitation setting and for home therapy. Following the purpose of this survey, there is ample feedback suggesting that the patients felt a perceived change from using this product and the therapist saw value in incorporating PRG sets into their rehabilitation protocol. Both groups felt comfortable using the modality in the clinic setting, with a strong recommendation to continue using the PRG sets at home.



WHAT'S NEXT:

REHABILITATION

REHABILITATION GLOVE SET

GRIP STRENGTH BAR

HAND & FINGER WEIGHTS

PHYSICAL THERAPY GLOVE

FINGER WEIGHTS

- Entire Upper extremity (UE) kinetic chain
- Fine motor skills and coordination
- Neuromuscular Re-education
- Direct strengthening of wrist, hand and fingers
- UE stabilization/sequencing
- Diagnosis range: rotator cuff tear- carpel tunnel
- Revenue generator from the insurance company (billing) & pt (cash)



CLICK VIDEO

 **POWERHANDZ**®

POWERSENS TECHNOLOGY *STRATEGY*

- *Phase 1:* App w/User Content & Engagement
- *Software*: RIFD

- *Phase 2:* Retail Kiosk Software, Visual Tracking System w/Tablet & Big Screen
- *Software*: Pose Tracking, Estimation, Capture, Scoring History

- *Phase 3*: Accelerometer, Touch, Performance Progress
- *Software*: Connected Athlete & Data Analytics

TECHNOLOGY SPORTS





PHASE 1 :

RFID & TRAINING APP

RFID

When using POWERHANDZ products, the user will be registered via RFID.

POWERSENS APP

The PowerSens App will offer exclusive training content for a paid monthly subscription.

PHASE 2

The PowerSens App will offer exclusive training and performance metrics by product for a paid monthly subscription.



POWERHANDZ®
SPEED
AVERAGE: 65%
PERSONAL BEST: 83%
62%
PRESSURE
AVERAGE: 38%
PERSONAL BEST: 52%
40%
CONSISTENCY
AVERAGE: 81%
PERSONAL BEST: 83%
75%
OVERALL PROGRESS
January
February
March
April



PHASE 2:

CUSTOMER EXPERIENCE

SLIDE / 22



PHASE 2:

AR & VR
TECH SOLUTIONS





POWERHANDZ®

PowerSens Technology Platform

ATHLETIC AND REHABILITATION PRODUCTS

PowerSens App
(Android & iOS)
Visuali zation
Algos
Social
Review
Measure
Improve
Athlete
BLE
BLE
Sensors
Sensors
Other Products
APIs
Algorithms
(Machine Learning)
Data

PHASE 3:

POWERSENS TECHNOLOGY PLATFORM





8/9/18

Powerhandz Technology Strategy

SLIDE / 24



POWERHANDZ®

GROWTH MARKETS

INTERNATIONAL MARKETS

300M PLAY BASKETBALL IN CHINA

E-SPORTS

1.8B GAMERS $109B 2017

LIFESTYLE

$81B GLOBAL FITNESS

POWERHANDZ®

POTENTIAL AQUIRERS

ATHLETIC PERFORMANCE

- UNDER ARMOUR ACQUIRES MAPMYFITNESS $150M
- UNDER ARMOUR ACQUIRES MYFITNESSPAL $475M
- EXOS ACQUIRES D1 SPORTS MEDICINE TO EXTEND $50M REVENUE PROJECTION ON PT SERVICES

TECHNOLOGY/HEALTHCARE

- INTEL ACQUIRES START-UP VOKE; UNDISCLOSED AMOUNT
- INTEL SPORTS GROUP INVESTS $38M IN SPORTS TECH START-UPS

HEALTHCARE
- PATTERSON COMPANY ACQUIRES MOBILES HEALTHCARE
- MEDLINE ACQUIRES CENTURION MEDICAL

PRIVATE EQUITY

- STEELE POINTE CAPITAL ACQUIRES SKLZ; UNDISCLOSED AMOUNT
- GENSTAR CAPITAL INVESTS >$200M IN BLUE STAR SPORTS
- SAGARD/FAIRFAX HOLDINGS INC. ACQUIRES PERFORMANCE SPORTS GROUP LTD FOR $575M

$1.4M PREFERRED STOCK OFFERING / PRE MONEY VALUATION $5M / NON CASH NOTE CONVERSION OF $380K $840K REMAINING

THE ASK


Other
$55,000
Rehab/E-Sports Launch
$105,000
Technology Development
$125,000
Retail Expansion
$150,000
Marketing
$250,000
G&A
$125,000
Inventory
$210,000

POWERHANDZ
Timeline

Q3: August/ September Athletic Market

- Transition to Amazon Launch Pad & Seller Central
- WeFunder Campaign
- Retail Strategy Underway

October:
- Partner with BSN on Coaches Clinic
- Launch Strong Q4 Digital Marketing Campaigns
- Order December/ January Inventory
- Launch New Product- Weighted Suit

November/ December:
- Strong Q4 Close w/huge digital strategy campaign
- Define partner & sports tech project scope for major markets

Retail Partnership Launch
- Hire key FTEs

Sales Rep Distribution Model
- Clinical Trials Sports Tech Prototypes
- Engage Sports Tech Partners

- Complete Clinical Trials

- Launch Sports Tech App and New Product

2018

2019

Q3: August/ September Rehab Market
- Finalize Case Studies & Publish Data
- Partner with Baylor
- Start production of non-tech kits
- Establish KOL

Q4
- Begin Direct Non-tech Rehab Sales
- Attend major tradeshows
- Define partner & sports tech project scope to measure grip strength

- Clinical Trial Rehab Tech
- Hire Key FTEs

- Expanded distribution model w/DMEs
- Complete Clinical Trials
- Engage Rehab Tech Partners

- Launch Rehab Tech App and New Product

- Series B Fund Raise



POWER
TO GIVE
FOUNDATION

BUILDING CHARACTER THROUGH ATHLETES

POWER TO GIVE Foundation supports youth athletes growing up with dreams of becoming confident and successful individuals that are positively affecting the quality of life in their community. Through our programs, we seek to increase the awareness of the undisputed impact that athletic, education and career development training programs have on academic and athletic success; as well as overall stability of the communities we serve. A portion of every dollar that POWERHANDZ Inc. receives for its products are donated to POWER TO GIVE iniatives with a mission to develop targeted programs for youth in underserved communities that increase a commitment to athletic and academic excellence.

POWERHANDZ®

ADVISORS



TIM BROWN
NFL HALL OF FAME



JOHN BRENKUS
EMMY AWARD WINNING, SPORTS SCIENCE PRODUCER



DR. ISSAC NABORS
DIRECTOR, PHYSICAL THERAPY



RENJITH RAMACHANDRA
DIRECTOR, SPORTS AND REHAB TECHNOLOGY



CADE GRIFFIS
CEO D-BAT



BILL BURGOS
NBA STRENGTH & CONDITIONING COACH



JACKSON
PRESIDENT OF FLUENT



BRIAN DAWKINS
NFL HALL OF FAME



NANCY LIEBERMAN
BASKETBALL HALL OF FAME



LEBONE MOSES
ENTREPRENUER & ANGEL INVESTOR

WE LOOK FORWARD TO PARTNERING WITH YOU

— POWERHANDZ BRAND AMBASSADORS —



LAUREN CHAMBERLAIN
PROFESSIONAL SOFTBALL PLAYER

JJ WILCOX
NFL SAFETY

ANDRE WARD
LIGHT HEAVYWEIGHT CHAMPION

ISAIAH THOMAS
NBA POINT GUARD

DAVID ORTIZ
3X WORLD CHAMPION & 9X ALL STAR